MDWERKS, INC.
CONVERTIBLE NOTE

Issuance Date: August 31, 2007	Original Principal Amount: U.S. $250,000

FOR VALUE RECEIVED, MDwerks, Inc., a Delaware corporation (the “Company”), hereby promises to pay to Vicis Capital Master Fund or its registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as may be reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), and to pay interest (“Interest”) on any outstanding Principal at a rate per annum equal to the Interest Rate (as defined below), from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable.

1. PAYMENTS OF PRINCIPAL AND INTEREST; MATURITY; PREPAYMENT.

(a) On October 1, 2007 (the “Maturity Date”), the Company shall pay to the Holder an amount equal to the Principal plus accrued Interest thereon in cash in accordance with Section 8 of this Note.

(b) Maker, at its option, may prepay all or any part of the outstanding principal amount of this Note and accrued interest thereon through the date of prepayment without penalty.

2. INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date at the rate of 8% per annum and shall be computed on the basis of a 360-day year and actual days elapsed and shall be payable in arrears.

3. CONVERSION OF NOTE. Upon the initial closing of the sale of units consisting of (i) one share of Series B Preferred Stock of the Company (“Series B Preferred Stock”), (ii) an accompanying warrant to purchase shares 150 shares of Common Stock of the Company at a price of $2.25 per share (a “$2.25 Warrant”) and (iii) an accompanying warrant to purchase 100 shares of Common Stock of the Company at a price of $2.50 per share (a “$2.50 Warrant” and, collectively, with the $2.25 Warrant and the Series B Preferred Stock, a “Unit”), this Note shall be automatically converted into the number of Units determined by dividing the amount of Principal outstanding under this Note plus accrued Interest thereon by the price per Unit at which such Units are sold to Holder. Upon such conversion, the Company shall deliver to Holder the securities constituting the Units into which this Note is converted and Holder shall surrender this Note to the Company for cancellation.

4. RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default.  Each of the following events shall constitute an “Event of Default”:

(i) the Company's failure to pay to the Holder any amount of Principal (including, without limitation, any redemption or make-whole payments), Interest, or other amounts when and as due under this Note;

(ii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due; or

(iii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries.

(b) Upon the occurrence of an Event of Default, the Holder may, at its option, declare the entire amount of principal and accrued interest on this Note immediately due and payable by written notice delivered to the Maker, in which event the Maker shall immediately pay to the Holder the entire unpaid principal balance of this Note together with accrued interest thereon. In addition to the payment of principal and interest on this Note, upon the occurrence of an Event of Default, Maker shall reimburse Holder for all of Holder’s costs and expenses, including attorney fees and disbursements, incurred by Holder in enforcing the provisions of this Note. Upon the occurrence of an Event of Default Interest shall accrue at the rate of the lesser of 12% per annum, or the maximum rate of interest per annum permitted by applicable law.

5. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

6. CONSTRUCTION; HEADINGS. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

7. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

8. NOTICES; PAYMENTS.

(a) All notices and other communications made pursuant to the provisions of or in connection with this Note shall be in writing and shall be deemed to have been duly made when delivered personally or by express mail or courier or when sent by facsimile transmission with confirmation received:

(i) If to the Holder, to Vicis Capital Master Fund, c/o Vicis Capital, LLC, 126 E. 56th Street, 7th Floor, New York, NY 10022, or to such other address as the Holder may give notice of to the Maker from time to time; or

(ii) If to the Maker, 1020 NW 6th Street, Suite I, Deerfield Beach, FL 33442, or to such other address as the Maker may give notice of to the Holder from time to time.

(b) Whenever any payment of cash is to be made by the Company to Holder pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to Holder at such address as previously provided to the Company in writing; provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions.  Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

9. CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note has been paid in full, or this note is converted pursuant to Section 3 of this Note, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

10. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

11. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Florida.   In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.

12. SUBORDINATION. The obligations of the Company under this Note are expressly subordinated to the obligations of the Company and its Subsidiaries in connection with (i) that certain promissory note, dated October 19, 2006, issued by the Company to Gottbetter Capital Master, Limited (“Gottbetter”) in the original principal amount of $2,500,000 and (ii) that certain promissory note, dated November 9, 2006, issued by the Company to Gottbetter in the original principal amount of $2,500,000 (the indebtedness evidenced by each of such notes is hereinafter referred to as “Permitted Senior Indebtedness”). By acceptance of this note, Holder agrees that it shall promptly execute and deliver (i) such agreements, documents and instruments as may be reasonably requested by holders of Permitted Senior Indebtedness, expressly confirming the subordination of the Company’s obligations under this Note to those of the holders of Permitted Senior Indebtedness and (ii) such intercreditor agreements as may be reasonably requested by holders of Permitted Senior Indebtedness relating to customary intercreditor arrangements including, but not limited to, standstill agreements and the right to cure defaults under this Note.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

MDWERKS, INC.

By:	/s/ Howard B. Katz
Name: Howard Katz
Title: Chief Executive Officer